SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                          Essential Therapeutics, Inc.
              (formerly known as Microcide Pharmaceuticals, Inc.)
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                   29669A-20-7
                                 (CUSIP Number)

                                Michael C. Dailey
                                649 Merwins Lane
                        Fairfield, Connecticut 06430-1973
                                 (203) 319-8250
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2002
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29669A-20-7             Schedule 13D                      Page 2 of 10

--------------------------------------------------------------------------------

   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Michael C. Dailey

--------------------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------

   3       SEC USE
           ONLY

--------------------------------------------------------------------------------

   4       SOURCE OF FUNDS (See Instructions)  00 (See Item 3)

--------------------------------------------------------------------------------

   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO TIEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------

   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------

                                7     SOLE VOTING POWER

        NUMBER OF                     854,079 (See Item 5)
                                ------------------------------------------------
         SHARES
                                8     SHARED VOTING POWER
      BENEFICIALLY
                                      None
        OWNED BY
                                ------------------------------------------------
          EACH
                                9     SOLE DISPOSITIVE POWER
        REPORTING
                                      854,079 (See Item 5)
         PERSON
                                ------------------------------------------------
          WITH
                               10     SHARED DISPOSITIVE POWER

                                      None


--------------------------------------------------------------------------------

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                854,079
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------

   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.1%*
--------------------------------------------------------------------------------

   14       TYPE OF REPORTING PERSON (See Instruction s)

            IN
--------------------------------------------------------------------------------

* As at February 28, 2002, there were 16,763,578 shares of the Common Stock of the Issuer outstanding according to the Issuer's annual report on Form 10-K for the year ended December 31, 2002.

CUSIP No. 29669A-20-7              Schedule 13D                     Page 3 of 10


Item 1.       Security and Issues
-------       -------------------

              The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share ("Common Stock"), of Essential Therapeutics, Inc., formerly known as Microcide Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1365 Main Street, Waltham, Massachusetts 02451.

Item 2.       Identity and Background
-------       -----------------------

              (a) This statement is being filed by Michael C. Dailey, a natural person in his individual capacity ("Dailey").

              (b) The principal address for Dailey is 649 Merwins Lane, Fairfield, Connecticut 06430-1973.

              (c) Dailey's present principal occupation is that of an investor and he is currently employed as President of D.C. Management, Inc.

              (d) During the last five (5) years, Dailey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five (5) years, Dailey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (f)     Dailey is a citizen of the United States.

Item 3.       Source and Amount of Funds
-------       --------------------------

              Dailey was a shareholder of The Althexis Company, Inc. ("Althexis"). In connection with the acquisition by merger of Althexis by the Company, Althexis and the Company entered into an agreement and plan of merger pursuant to which the Company issued and aggregate of 5,188,026 shares of Common Stock having an aggregate fair value of $19.7 million or $4.17 per share, less $1.9 million allocated to deferred compensation relating to 677,706 shares of restricted Common Stock in exchange for all of the outstanding shares of Althexis. The per share fair value of the Common Stock issued in connection with the merger and share exchange represents the average closing price of the Company's Common Stock on and about July 27, 2001.

              Dailey received 774,279 shares of Common Stock in connection with the merger and share exchange.

              Subsequent to the date of the merger between the Company and Althexis, Dailey has purchased additional shares of Common Stock on the open market in brokerage transactions at market prices using personal funds made through Dailey's account with Salomon Smith Barney, Inc. As of April 16, 2002, the debit balance of such account relating to the purchase of shares of Common Stock, which varies from time to time, was $0. The total amount expended by Dailey for shares of Common Stock purchased on the open market as of the date of this Schedule is $290,058.

CUSIP No. 29669A-20-7              Schedule 13D                     Page 4 of 10

              A copy of the Agreement and Plan of Merger, dated July 27, 2001 (the "Merger Agreement"), by and among Essential Therapeutics, Inc. and The Althexis Company, Inc. was filed by the Company as Exhibit 2.1 to the Company's Report on Form 8-K filed on November 8, 2001. Merger Agreement is incorporated by reference into this Schedule and the foregoing description of the share exchange consummated in connection with the merger is qualified in its entirety by reference to the Merger Agreement.

              The shares of Common Stock acquired by Dailey pursuant to the merger and by purchase on the open market are hereinafter collectively referred to as the "Shares."

Item 4.       Purpose of the Transaction
-------       --------------------------

              Dailey acquired the Shares for investment purposes. Dailey does not have any present intention to seek control of the Company. However, Dailey may make additional purchases of Common Stock or determine to dispose of some or all of his holdings of Common Stock. Decisions about future purchases or sales will depend upon Dailey's evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Dailey, general economic conditions, stock market conditions and other future developments. Such purchases or sales may be made either in the open market, in private transactions or otherwise.

              Depending upon the results of his evaluation of the factors mentioned above, as well as other factors that he may consider relevant, Dailey may, at any time decide to change his intentions with respect to his investment in the Common Stock. Except as discussed above, Dailey has no current plans or proposals which relate to or would result in the occurrence of any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in the Securities of the Issuer
-------       ----------------------------------------

              (a) Dailey beneficially and of record owns an aggregate of 854,079 shares of Common Stock, comprised of 774,279 shares acquired in connection with the merger and 79,800 shares acquired by purchase on the open market in brokerage transactions. The Shares represent in aggregate approximately 5.1% of the Company's total outstanding Common Stock, based on the 16,763,578 shares of Common Stock outstanding as disclosed in the Company's annual report on Form 10-K for the year ended December 31, 2001.

              (b) Dailey has the sole power to vote and dispose of all of the Shares.

              (c) Each of the following transactions represent open market purchases made at the market through Salomon Smith Barney, Inc.:

CUSIP No. 29669A-20-7              Schedule 13D                     Page 5 of 10


--------------------- ---------------------------------- -----------------------
   Transaction                    Number of                     Purchase Price
       Date                        Shares                          Per Share

--------------------- ---------------------------------- -----------------------
     01/16/02                        5,000.000                        3.660
--------------------- ---------------------------------- -----------------------
     01/16/02                          700.000                        3.760
--------------------- ---------------------------------- -----------------------
     01/16/02                        5,000.000                        3.650
--------------------- ---------------------------------- -----------------------
     01/16/02                        3,500.000                        3.890
--------------------- ---------------------------------- -----------------------
     01/16/02                        3,000.000                        3.890
--------------------- ---------------------------------- -----------------------
     01/16/02                        2,500.000                        3.850
--------------------- ---------------------------------- -----------------------
     01/16/02                        2,500.000                        3.756
--------------------- ---------------------------------- -----------------------
     01/17/02                        3,000.000                        3.750
--------------------- ---------------------------------- -----------------------
     01/17/02                          500.000                        3.790
--------------------- ---------------------------------- -----------------------
     01/17/02                        1,700.000                        3.750
--------------------- ---------------------------------- -----------------------
     01/18/02                        1,900.000                        3.800
--------------------- ---------------------------------- -----------------------
     01/18/02                        1,300.000                        3.700
--------------------- ---------------------------------- -----------------------
     01/18/02                        5,000.000                        3.669
--------------------- ---------------------------------- -----------------------
     01/18/02                        5,000.000                        3.600
--------------------- ---------------------------------- -----------------------
     01/30/02                        1,000.000                        3.570
--------------------- ---------------------------------- -----------------------
     01/30/02                        1,000.000                        3.500
--------------------- ---------------------------------- -----------------------
     01/30/02                        1,000.000                        3.500
--------------------- ---------------------------------- -----------------------
     01/30/02                        1,000.000                        3.500
--------------------- ---------------------------------- -----------------------
     01/30/02                        2,000.000                        3.580
--------------------- ---------------------------------- -----------------------
     01/30/02                        3,000.000                        3.600
--------------------- ---------------------------------- -----------------------
     01/30/02                        1,000.000                        3.540
--------------------- ---------------------------------- -----------------------
     01/30/02                        2,100.000                        3.580
--------------------- ---------------------------------- -----------------------
     01/30/02                        2,000.000                        3.592
--------------------- ---------------------------------- -----------------------
     02/04/02                          800.000                        3.280
--------------------- ---------------------------------- -----------------------
     02/04/02                          800.000                        3.280
--------------------- ---------------------------------- -----------------------
     02/05/02                        2,000.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,500.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,500.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,000.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,000.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,500.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/05/02                        1,400.000                        3.370
--------------------- ---------------------------------- -----------------------
     02/06/02                        2,000.000                        3.350
--------------------- ---------------------------------- -----------------------
     02/07/02                        4,000.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/07/02                        2,000.000                        3.300
--------------------- ---------------------------------- -----------------------
     02/07/02                        1,000.000                        3.220
--------------------- ---------------------------------- -----------------------
     02/07/02                        1,600.000                        3.250
--------------------- ---------------------------------- -----------------------
     02/07/02                        3,000.000                        3.250
--------------------- ---------------------------------- -----------------------

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 29669A-20-7              Schedule 13D                     Page 6 of 10

Item 6.       Contracts, Arrangements, Understandings or Relationship
-------       -------------------------------------------------------
              with Respect to Securities of the Issuer
              ----------------------------------------

              Dailey has entered into Salomon Smith Barney, Inc.'s standard form of client agreement (the "SSB Client Agreement") which provides for a lien on the Common Stock of the Company purchased through the margin account with Salomon Smith Barney, Inc. as described above and contains the requirements applicable to the extension of margin credit related thereto.

              The SSB Client Agreement, a copy of which is attached hereto as
Exhibit 2, incorporated herein by reference, and the foregoing summaries of its terms in Item 3 and this Item 6 are qualified in their entirety by such reference.


Item 7.       Materials to be filed as Exhibits
-------       ---------------------------------

              1. Agreement and Plan of Merger, dated July 27, 2001, by and among Essential Therapeutics, Inc. and The Althexis Company, Inc. (incorporated by referred to
                     Exhibit 2.1 to the Current Report on Form 8-K filed by Essential Therapeutics, Inc. on November 8,2001.

              2. Client Agreement dated March 31, 1997 between Michael C. Dailey and Salomon Smith Barney, Inc.

CUSIP No. 29669A-20-7              Schedule 13D                     Page 7 of 10

                                    SIGNATURE
                                    ---------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                /s/ MICHAEL C. DAILEY
                                                ---------------------
                                                Michael C. Dailey, Individually




Date:         April 17, 2002

CUSIP No. 29669A-20-7              Schedule 13D                     Page 8 of 10



                                  Exhibit Index
                                  -------------

Document No.                  Document Description                            Page No.
------------                  --------------------                            --------

1.             Agreement and Plan of Merger, dated July 27, 2001, by        Incorporated by reference
               and among Essential Therapeutics, Inc. and The               to Exhibit 2.1 of the
               Althexis Company, Inc.                                       Current Report on Form 8-K
                                                                            filed by Essential
                                                                            Therapeutics, Inc. on
                                                                            November 8, 2001

2.             Client Agreement dated March 31 between Michael C.
               Dailey and Salomon Smith Barney, Inc.                              9


CUSIP No. 29669A-20-7              Schedule 13D                     Page 9 of 10

                               PLEASE COMPLETE AND
                               SIGN THIS DOCUMENT

Account Application and                                                                               SMITH BARNEY
                                                                                                      ------------
Client Agreement     MICHAEL C. DAILEY                                         A Member of Travelers Group[graphic]
Please complete both sides of this document and be sure to
sign on the reverse side.  If this is not an individual or
joint account, your Financial Consultant will advise you                       ------------------------------------ --
of any additional documentation requirements.  Financial                       Account Number
Management Accountsm (FMA(R)) services are not available on                    Branch
IRA and Managed Accounts. IRA and Managed Accounts
automatically qualify for a daily money market sweep.                            Account      T  C  FC
Please return the completed application to your Financial Consultant.
                                                                               6 8 1 2 2 0 4 8 1 3 3 4 5
                                                                               ---------------------------------------
Account Owner/                                               Co-Owner
Your Name         MICHAEL C. DAILEY                          Name(s)
--------------------------------------------                 ---------------------------------------------------------

---------------------------------------- ------------------------------------------------------------------------------------
Tax-Information                          Please write in your Social Security Number or Tax ID Number here.
                                         Multiple Party Accounts: use the Social Security Number of the first owner named above.
---------------------------------------- ------------------------------------------------------------------------------------

                                                                                Check here if you are subject to
              [X] Social Security        ----------------------------           backup withholding due to
                  or                            ###-##-####                     notification by the IRS.  If so, you
                  Tax ID Number          ----------------------------           must also cross out the portion of
                                                                                the Tax Certification and
                                                                                Authorization section on the reverse
                                                                                side as indicated.
---------------------------------------- ------------------------------------------------------------------------------------
Portfolio Credit Line sm                 If eligible, your account will have Portfolio CreditLine
                                         borrowing privileges unless you decline below. See accompanying literature for an explanation of Portfolio CreditLine borrowing.

                                         {X} I/We do not want Portfolio CreditLine borrowing privileges in my/our account.
                                         Please note that you may not obtain an FMA Money Card (below) if you check this box.
---------------------------------------- ------------------------------------------------------------------------------------
Name Disclosure                          The issuers of securities that are held for you in street name at
                                         Smith Barney may request the release of your name, address and securities position. If you do not wish this information to be released, check the box below.
                                         [X] Do not release my name, address and securities position to issuers.
---------------------------------------- ------------------------------------------------------------------------------------
FMA Checking                             Checkwriting privileges provide you with convenient access to your money without any per-check processing charges. All check information is reported on your monthly statement, including payee name and date written. Expense codes give you the option to categorize payments for tracking on your monthly and year-end statements.

                                         Please select your printing preference:     Please select your check style:

                                           Name and address                           Wallet size
                                           Name only; no address                      Executive (additional charge)
                                                                                      Corporate (additional charge)
                                           -------------------------------------------------------------------------------------
     Multiple owner accounts: Please us
     if one or two signatures are
     required required to authorize checks.         One signature is required      Two signatures are always required
---------------------------------------- ------------------------------------------------------------------------------------
FMA Money Market Sweep                   In an FMA account, your idle cash will sweep daily into the money market fund of your choice

                                         [X]  Yes I want cash balances swept daily into my money market fund selection.
---------------------------------------- ------------------------------------------------------------------------------------
FMA Money Card                           The FMA Card is a Gold MasterCard(R). This debit card gives you easy access to cash at over 240,000 ATM machines and purchasing power at over 13 million locations.
---------------------------------------- ------------------------------------------------------------------------------------
[X]  Yes, send me an FMA Money Card.     How would  you like       Home Phone Number         Mother's Maiden Name
     (Primary Cardmember)                your name to appear?
                                         Michael Dailey            203 259 2017              Carroll
                                         ------------------------- ------------------------- -------------------------
[ ]   Yes, send an FMA Money Card to     How should the co-owner's name appear?
      the Account Co-Owner.
      (Additional Cardmember)            ---------------------------------------

      Cash withdrawal fees may apply. See the FMA Agreement for additional information.
---------------------------------------- ------------------------------------------------------------------------------------
FMA Online Services                      Please enroll my FMA in (choose one or both)         I use the following
                                                                                              software (choose one)

   With your personal computer and         Online Account Access               Quicken
   Quicken(R)or Microsoft(R)Money
   software, you will have the ability     Online Bill Payment                 Quicken 6.0 for Macintosh
   to download cash and money fund
   balances, checks paid, cash
   withdrawals and Money Card charges        (not available through Smith
   directly into your personal finance       Barney for Macintosh users)       Microsoft Money for Windows(R)95
   software.
                                         ---------------------------------- --------------------------------------
                                         For security purposes, please          Mother's Maiden Name
                                         complete this box:
                                         (not required if provided in Money
                                         Card Section above)
                                         -------------------------------------- --------------------------------------

   Bill payment fees apply.  Online Account Access fees may apply.  See the Online Services Agreement for details.

CUSIP No. 29669A-20-7              Schedule 13D                   Page 10 of 10

                                                                      ------------------------------------ --
                                                                      Account Number
                                                                      Branch

                                                                        Account      T  C  FC

                                                                      6 8 1 2 2 0 4 8 1 3 3 4 5
                                                                      ---------------------------------------
---------------------------------------- ------------------------------------------------------------------------------------
FMA Automatic Funds Transfers            Transfer money by phone between your FMA and bank account.
                                         Send money where you need it, when you need it there.
---------------------------------------- ------------------------------------------------------------------------------------
Attach a voided check or a letter from your bank confirming the account number, title, account type (checking or savings) and the bank routing number. Your bank account must have the name of at least one FMA account owner in the title. Speak to your Financial Consultant for trust and estate ownership requirements.

   Bank                                                                Bank Account
   Name                                                                Number
---------------------------------------- ------------------------------------------------------------------------------------

Staple a       _______________                Select your Telephone               Check if this is a Credit Union
voided         _______________  VOID          Authorization Code                  Type of Account: [ ] Checking   [ ] Savings
check here     _______________
---------------------------------------- ------------------------------------------------------------------------------------

OPTIONAL -        [ ] Check here for recurring                    Monthly, on the [ ]  day of each month (specify
Complete only     transfers INTO your FMA                                              the 1st through 28th)
if you wish to    account FROM your bank or
establish         credit union.                                   or
monthly or
biweekly                                                          Biweekly on    Mon   Tue   Wed  Thu   Fri
recurring
transfers
                  [ ] Check here for recurring transfers FROM your FMA account
                  INTO your bank or credit union.
---------------------------------------- ------------------------------------------------------------------------------------
Complete this section      Account Title                     Signature of non-FMA owner         Date
only if your bank
account title includes    --------------------------------- ---------------------------------- ------------------------------
someone who is not a
co-owner of your FMA.

I authorize Smith Barney, Inc. ("SB") to initiate transfers and any adjustments for entries made in error to or from my account indicated above, in accordance with the terms stipulated in the FMA Agreement, which I have read and agree to.
This authorization is to remain in full force and effect until SB has received notification from me of its termination.
---------------------------------------- ------------------------------------------------------------------------------------

Additional FMA Privileges                The following services are also available when you establish your FMA account. Speak with your Financial Consultant for more details
----------------------------------------
   [ ]Dividend Reinvestment.  Build wealth over the long term by     [ ]Direct Deposit.  Your employer, pension plan
      reinvesting stock dividends into additional shares without       administrator or Social Security can send
      transaction fees.  Speak with your Financial Consultant to       income payments directly to your FMA.  You
      select which stock dividends you should reinvest.                should contact the payer and prepare a voided
                                                                       check to enroll
---------------------------------------- ------------------------------------------------------------------------------------



FMA Plus sm

[ ]Yes, I want my account to be established as an FMA PLUS. As an FMA PLUS account, I benefit from: fee waivers on up to
   100 free ATM withdrawals per year with my FMA Money Card, free Online Account Access services, a complimentary IRA linked to my account, and premier statement report service options.

Speak with your Financial Consultant for details on establishing your statement reporting and IRA services and for other conditions and additional fees that may apply.

---------------------------------------- ------------------------------------------------------------------------------------
Tax Certification: Under penalties of perjury, by signing below I certify that (a) the number I have entered on the front of this form is my correct tax identification number and (b) that I am not subject to backup withholding as a result of a failure to report all interest and dividends, or the IRS has notified me that I am no longer subject to backup withholding.
I understand I must cross out item (b) above if I am currently subject to backup withholding because of underreporting of interest or dividends on my tax return.
---------------------------------------- ------------------------------------------------------------------------------------
Acceptance of Terms and Conditions of Agreements:
In consideration of Smith Barney, Inc. (Smith Barney) accepting an account for me/us, I/we ("I") acknowledge that I have read, understand and agree to the terms of the attached Client Agreement in sections 1 through 11. If this is a multiple party account,
I/we further acknowledge that I/we have read, understand and agree to the terms of the attached Client Agreement contained in
Sections 12 through 14. If I have requested any of the services referenced in the FMA sections above, I agree to the terms of the FMA Agreement that has been provided to me. I authorize Smith Barney to establish checking privileges, Online
Services and the Automatic Funds Transfer service, and to have the FMA Money Card(s) issued as instructed on this Account
Application, and confirm that I have the authority to open this account. I authorize Smith Barney and the FMA Money Card
Issuer to have FMA Money Card(s) issued as indicated. I understand that this account is governed by the FMA Agreement, the Client Agreement, the Online Services Agreement, my agreement with the FMA Money Card issuer, and/or other agreements
I may have with Smith Barney or other providers of services related to the FMA account. I have read all those documents and agree to their terms. If I/we have selected any of the FMA services, I/we understand that both an account minimum balance and annual fee apply. If I choose to use Online Services, by signing this application I agree that my Online Services Agreement will contain certain provisions limiting any rights and remedies, including, when permitted by law, a limitation on consequential, special and indirect damages and on losses arising from the negligence of Smith Barney and/or its agents. If this account is established with Portfolio CreditLine privileges, I further acknowledge that I have read, understand and agree to the terms of the attached Client Agreement contained in sections 15 and 17 and that my/our securities may be loaned to you or loaned out to others. Smith Barney Inc. requires your consent to the applicable provisions of this Agreement in order to open and maintain your account. The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. I acknowledge that I have received the Client Agreement which contains a pre-dispute arbitration clause in section 6.
---------------------------------------- ------------------------------------------------------------------------------------


                                                   -------------------------------------------------------------------
All account owners            Account    >>                                                    Date
must sign.                    Owner's              /s/  Michael C. Dailey                      3/31/97
If FMA Checking is            Signature
requested, please sign as
you will normally sign your                       -------------------------------------------------------------------
checks.

                                                   -------------------------------------------------------------------
                              Co-Owner's >>                                                    Date
                              Signature
                                                   -------------------------------------------------------------------

For Office Use Only
FMA Checking